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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Trans-Industries, Inc.
(Name of Issuer)
Series B Convertible Preferred Stock, par value $1.00 per share
Series B-1 Convertible Preferred Stock, par value $1.00 per share
Common Stock, par value $0.10 per share
Warrants to purchase Common Stock, par value $0.10 per share
(Title of Class of Securities)
893239103
(CUSIP Number)
Arthur C. Hall III
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, OH 44114-2688
216-622-8667
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	893239103

1	NAMES OF REPORTING PERSONS: Harry E. Figgie, Jr. Harry E. Figgie, Jr. Trust as provided for in the Trust Agreement dated July 15, 1976

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF	Series B Convertible Preferred Stock: 193,799 shares
Series B-1 Convertible Preferred Stock: 166,667 shares

Common Stock (including Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock on an as-converted basis and Warrants to purchase 270,348 shares of Common Stock): 1,466,108 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		38,568 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	Series B Convertible Preferred Stock: 193,799 shares
Series B-1 Convertible Preferred Stock: 166,667 shares

Common Stock (including Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock on an as-converted basis and Warrants to purchase 270,348 shares of Common Stock): 1,466,108 shares

WITH	10	SHARED DISPOSITIVE POWER:

38,568 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,504,676 shares of Common Stock (including Series B Convertible Preferred Stock and Series B-1 Convertible Preferred Stock on an as-converted basis, and exercise of the Warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	893239103

1	NAMES OF REPORTING PERSONS: Clark-Reliance Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,132,888 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,132,888 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,132,888 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

26.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 28, 2004 (the “Schedule 13D”) on behalf of Harry E. Figgie, Jr. (“Figgie”) and the Harry E. Figgie, Jr. Trust (the “Trust”). The Schedule 13D relates to the following securities of Trans-Industries, Inc., a Delaware corporation (the “Company”):
•	Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Stock”);

•	Series B-1 Convertible Preferred Stock, par value $1.00 per share (the “Series B-1 Stock”);

•	Common Stock, par value $0.10 per share (the “Common Stock”); and

•	Warrants (the “Warrants”) to purchase shares of Common Stock.
The principal executive offices of the Company are located at 2637 S. Adams Road, Rochester Hills, MI 48309. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.
     The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:
     “(a) This Statement is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Act of 1934 (the “Exchange Act”) on behalf of Figgie, the Trust (Figgie and the Trust collectively, the “Investors”) and Clark-Reliance Corporation (“Clark-Reliance”) (the Investors and Clark-Reliance collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of the Common Stock held by each other Reporting Person.
     (b) Figgie and the Trust have a common address at Corporate Circle South, Suite 380, 30100 Chagrin Boulevard, Pepper Pike, OH 44124. Clark-Reliance is a Delaware corporation whose principal business and principal offices address is: 16633 Foltz Industrial Parkway, Strongsville, Ohio 44149.
     (c) Figgie is the Chairman of the Board of Directors of Clark-Reliance. The Trust was established for the benefit of Figgie and members of his family.
     (d) During the past five years, none of the Reporting Persons, to their knowledge, have been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, none of the Reporting Persons, to their knowledge, have been a party to a civil proceeding in any judicial or administrative body which resulted in any of them being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Information concerning the directors and executive officers of Clark-Reliance is set forth on Annex I hereto.”
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is amended and restated in its entirety as follows:
     “On February 25, 2004, the Investors paid a purchase price of $1.5 million in consideration for the Series B Stock and the Warrants (as described in Item 4 below). The Investors used private funds to make the $1.5 million payment to the Company.
     On January 19, 2005, upon the conversion of a Note, the Company issued shares of Series B-1 Stock and Warrants to the Trust (as described in Item 4 below).
     On June 27, 2005, September 30, 2005 and January 3, 2006, Clark-Reliance paid purchase prices of $250,000, $750,000 and $250,000, respectively, in consideration for the Common Stock purchased from the Company (as described in Item 4 below). Clark-Reliance used working capital to make the $250,000, $750,000 and $250,000 payments to the Company.”
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
     “On February 25, 2004, the Board of Directors of the Company, acting in the best interests of the Company and its stockholders, approved the Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Purchase Agreement”) and other ancillary documents authorizing the Company to issue to the Trust up to $3,000,000 of Series B Stock, Series B-1 Stock and Warrants to purchase up to 145,348 shares of Common Stock. The Purchase Agreement was entered into on March 4, 2004 (the “Effective Date”).
     Pursuant to the Purchase Agreement, the Investors received approximately 193,799 shares of Series B Stock and Warrants to purchase 145,348 shares of the Company’s Common Stock at the closing on March 4, 2004. The Purchase Price of $1,500,000 was paid to the Company in consideration for such shares of Series B Stock and Warrants. Each share of Series B Stock, purchased at $7.74 a share, may be converted at any time into three fully paid non-assessable shares of Common Stock of the Company. The holders of the Series B Stock will vote as a separate class and be entitled to elect three of the Company’s six directors.
     Certain provisions of the Investors Rights Agreement, the Right of First Refusal, the Voting Agreement and the Investor’s option to purchase the Series B-1 Stock, which are discussed in greater detail below, provided the opportunity for the Trust to acquire additional equity acquisitions. Pursuant to the Share Purchase Agreement dated as of the Effective Date, which was subject to stockholder approval, Clark-Reliance, an affiliate of Figgie, agreed to purchase Duncan Miller’s (“Miller”) entire right, title and interest in each share of Common Stock beneficially owned by him for $2.50 a share. This Share Purchase Agreement was later amended to provide that Clark-Reliance’s obligation to purchase Miller’s shares would be terminated if, by a specified date, Clark-Reliance purchased shares from the Company or its profit sharing plan with an aggregate fair market value of approximately $1,240,000. As discussed below, Clark-Reliance later purchased shares from the Company with an aggregate value of $1,250,000 in satisfaction of this obligation.

     Pursuant to the Investor Rights Agreement, the Company offered the Investors a right of first refusal to purchase all underlying securities prior to a stock issuance (“Right of First Offer”). The Company will also not undertake certain actions without the approval of the majority of Series B stockholders. These actions include the (1) authorization of any additional class or series of stock that has a senior position to the Series B Stock; (2) increase in the amount of the authorized Series B Stock; (3) consenting to any liquidation, dissolution or winding up of the Company; and (4) merging with or into another entity.
     Under the terms of the Rights of First Refusal Agreement, dated as of the Effective Date, Miller and Dale Coenen (“Coenen”) (hereafter Miller and Coenen may be referred to collectively as the “Stockholders” or each as the “Stockholder”) will be required to provide notice to the Investors prior to transferring or otherwise disposing of any shares of capital stock of the Company. Upon receipt of such notification, the Investors will have an opportunity to purchase some or all of the securities offered thereby. The Company sought and obtained stockholder approval for the Option (as defined hereafter) and Right of First Offer under the Investor Rights Agreement, the Right of First Refusal and the Share Purchase Agreement at the Annual Meeting of the Company held on January 19, 2005.
     Pursuant to the Purchase Agreement, Investors had the option to purchase (1) between $500,000 to $1,500,000 shares of Series B-1 Stock at a price per share of $9.00 and (2) a limited number of Warrants to purchase Common Stock of the Company at $3.00 a share (the “Option”). Each share of Series B-1 Stock will be immediately convertible into three fully paid, nonassessable shares of the Company’s Common Stock. The Option required approval by the Company’s stockholders pursuant to certain National Association of Securities Dealers, Inc. (“NASD”) rules providing for qualitative listing requirements applicable to securities traded on the NASDAQ National Market and NASDAQ SmallCap Market.
Huntington National Bank required an additional capital infusion as a condition to the closing of the refinancing completed in August 2004. While the Trust indicated willingness to provide the new capital, exercise of the Option discussed above was not possible until approval by the Company’s stockholders pursuant to NASD rules. Therefore, the Trust loaned the Company $1,500,000 in exchange for a subordinated convertible note (the “Note”). Interest on the Note was at Huntington National Bank’s prime lending rate plus 1.75% (effective rate of 7.00% at December 31, 2004). The principal and accrued interest due under the Note was convertible into a number of shares of Series B-1 Stock calculated at a price of $9 per share and a number of warrants to purchase shares of B-1 Stock equal to 25% of the number of shares of Common Stock that the shares of Series B-1 Stock are convertible into. The holder of shares of Series B-1 Stock is entitled to receive quarterly dividends at a rate per annum of $0.45 per share. In addition, the shares of Series B-1 Stock have conversion, redemption, and voting rights identical to those of the shares of Series B Stock.
     On January 19, 2005, at the Annual Meeting of the Company, the stockholders of the Company approved, among other things, the conversion of the Note issued by the Company to the Trust into shares of Series B-1 Stock and the issuance to the Trust of a Warrant to purchase shares of Common Stock of the Company. The Trust purchased the Note from the Company for $1,500,000. Pursuant to the terms of the Note, after approval by the stockholders of the Company, the Note automatically converted into 166,667 shares of Series B-1 Stock (calculated at a price of $9.00 per share) that were immediately issued to the Trust and the Company issued the Warrant to purchase 125,000 shares of Common Stock at a price of $3.00 per share to the Investors. Each share of Series B-1 Stock is convertible into three shares of Common Stock.
     On June 27, 2005, the Company closed a private placement pursuant to which 392,218 shares of Common Stock were sold to Clark-Reliance, at a price per share of $0.6509. The per share purchase price was equal to the greater of the closing price of the Common Stock on the day before the purchase or the average closing price of the Common Stock for the thirty calendar day period preceding the purchase. The aggregate purchase price was $250,000.
     On September 30, 2005, the Company entered into a stock purchase agreement with Clark-Reliance pursuant to which Clark-Reliance purchased 1,008,606 shares of Common Stock, at a price per share equal to $0.7436 per share. The per share purchase price was equal to the greater of the closing price of the Common Stock on the day before the purchase, the average closing price of the Common Stock for the thirty calendar day period preceding the purchase or the book value. The aggregate purchase price was $750,000.
     On January 3, 2006, the Company entered into a stock purchase agreement with Clark-Reliance pursuant to which Clark-Reliance purchased 732,064 shares of Common Stock, at a price per share equal to $0.3415 per share. The per share purchase price was equal to the greater of the closing price of the Common Stock on the day before the purchase, the average closing price of the Common Stock for the thirty calendar day period preceding the purchase or the book value. The aggregate purchase price was $250,000.
     (b) Not Applicable.
     (c) Not Applicable.
     (d) Under the terms of the Voting Agreement, dated as of the Effective Date, the Stockholders have agreed to vote all beneficially owned securities of the Company in the following manner: (1) to ensure that the size of the Board is set and shall remain at six directors; (2) in favor of the Investor’s designees for the Board of Directors and other various management positions.
     (e) See the discussion under Item 4(a) above.
     (f) Not Applicable.
     (g) See the discussion under Item 4(a) above.
     (h)-(i) Not Applicable.
     (j) Other than as described above, none of the Reporting Persons have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D. However, each Reporting Person, individually and collectively reserves the right to develop such plans in the future.”
Item 5. Interest in Securities of the Issuer.
     Item 5 (a)-(b) is amended and restated as follows:
     “Figgie and the Trust may be deemed to be beneficial owners of 1,504,676 shares of Common Stock. As of January 3, 2006, said 1,504,676 shares of Common Stock, including the Series B Stock and Series B-1 Stock on an as-converted basis and full exercise of the Warrants, would represent approximately 18.2% of the issued and outstanding shares of the Common Stock. Clark-Reliance disclaims beneficial ownership of the 1,504,676 shares of Common Stock that may be beneficially owned by Figgie and the Trust.
     Clark-Reliance is the beneficial owner of 2,132,888 shares of Common Stock. As of January 3, 2006, said 2,132,888 shares of Common Stock would represent approximately 26.6% of the issued and outstanding shares of the Common Stock on an as converted basis. Figgie and the Trust disclaim beneficial ownership of the 2,132,888 shares of Common Stock beneficially owned by Clark-Reliance. ”
Item 7. Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is amended and supplemented by adding the following Exhibits:

Exhibit 1.1	Joint Filing Agreement dated as of February 17, 2006.

Exhibit 4.5	Stock Purchase Agreement dated as of June 27, 2005 between the Company and Clark-Reliance Corporation, which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 30, 2005.

Exhibit 4.6	Stock Purchase Agreement dated as of September 30, 2005 between the Company and Clark-Reliance Corporation, which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 5, 2005.

Exhibit 4.7	Stock Purchase Agreement dated as of January 3, 2006 between the Company and Clark-Reliance Corporation, which is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 6, 2006.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2006
Dated

By:	/s/ Harry E. Figgie, Jr.
Name:	Harry E. Figgie, Jr.

The Harry E. Figgie, Jr. Trust
By:	/s/ Harry E. Figgie, Jr.
Name:	Harry E. Figgie, Jr.
Title:	Trustee

Clark-Reliance Corporation
By:	/s/ Harry E. Figgie, Jr.
Name:	Harry E. Figgie, Jr.
Title:	Chairman

Annex I
Name, Principal Occupation and Business Address of Each Director of Clark-Reliance Corporation

Harry E. Figgie, Jr.	Chairman of the Board	16633 Foltz Industrial Parkway,
Strongsville, Ohio 44149
Nancy E. Figgie	Vice Chairman	16633 Foltz Industrial Parkway,
Strongsville, Ohio 44149
Dale S. Coenen	private investor	1780 Opdyke Court,
Auburn Hills, Michigan 48326
Dennis L. Pesek	Chief Executive Officer	16633 Foltz Industrial Parkway,
	and President	Strongsville, Ohio 44149
James O’Brien	Managing Director of	1780 Opdyke Court,
	Catapult Advisors, LLC,	Auburn Hills, Michigan 48326
an investment bank
Matthew P. Figgie	Vice President of	16633 Foltz Industrial Parkway,
	Mergers, Acquisitions,	Strongsville, Ohio 44149
and Corporate
Investments, Treasurer
and Assistant Secretary
Richard A. Solon	Chief Operating Officer	1780 Opdyke Court,
	and President of	Auburn Hills, Michigan 48326
Trans-Industries, Inc.
Brent D. Ballard	Managing Partner,	1400 McDonald Investment Center,
	Calfee, Halter &	800 Superior Avenue,
	Griswold LLP	Cleveland, Ohio 44114
Name, Principal Occupation and Business Address of Each Executive Officer of Clark-Reliance Corporation

Harry E. Figgie, Jr.	Chairman of the Board	16633 Foltz Industrial Parkway,
Strongsville, Ohio 44149
Nancy E. Figgie	Vice Chairman	16633 Foltz Industrial Parkway,
Strongsville, Ohio 44149
Dennis L. Pesek	Chief Executive Officer	16633 Foltz Industrial Parkway,
	and President	Strongsville, Ohio 44149
Michael S. Pressnell	Vice President and	16633 Foltz Industrial Parkway,
	Chief Financial Officer	Strongsville, Ohio 44149
Matthew P. Figgie	Vice President of	16633 Foltz Industrial Parkway,
	Mergers, Acquisitions,	Strongsville, Ohio 44149
and Corporate
Investments, Treasurer
and Assistant Secretary
Bob Besler	Vice President of	16633 Foltz Industrial Parkway,
	Manufacturing	Strongsville, Ohio 44149
Doyle Gould	Vice President of Sales and	16633 Foltz Industrial Parkway,
	Marketing/Filtration	Strongsville, Ohio 44149
Products
     During the last five years, none of the foregoing directors and officers of Clark-Reliance Corporation, to their knowledge, have been a party to a civil proceeding in any judicial or administrative body which resulted in any of them being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.